May 9, 2007

Mr. Thomas F. Gibney
President and Chief Executive Officer
Hometown Bancorp, Inc.
12 Main Street
Wayne, NY 12586

Re: Hometown Bancorp, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2
         Filed April 27, 2007
         File No. 333-141351

Dear Mr. Gibney,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Lending Activities, One to Four-Family Residential Loans, page 37

1.   We note your response to our former comment 18; however, your disclosure remains too broad. Please disclose specifically what underwriting criteria you have. Although you sell the loans without recourse, there may be some time before the loans are sold or immediately after the loans are sold that you may be liable, particularly if your underwriting guidelines are unreasonable. For example, you cite multiple guidelines that you follow but do not give any specific thresholds that you may have in place for minimizing the possibility of default.

Executive Compensation, page 66

Summary Compensation Table, page 66

2.   We note your response to our former comment number 28, however, it is not apparent that you have addressed the details of your bonus plan. Please advise staff where you have made this disclosure or revisit our former comment 28.

Subscriptions by Executive Officers and Directors, page 70

3.   We note your response to our former comment 31; however, your footnote should address the particular qualifications of the directors purchasing shares. You have stated that directors are purchasing shares based on "qualifying deposit account balances as of the eligibility record" but according to your purchase limitations, these directors must be purchasing with members of a group in order to take advantage of the increased maximum. Please disclose the members of the groups involved in the purchases by each director exceeding the maximum purchase limitation.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

  · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Lawrence M.F. Spaccasi, Esq.
        Christina M. Gattuso, Esq.
        Muldoon Murphy & Aguggia LLP
        5101 Wisconsin Avenue, NW
        Washington, DC 20016